Via Facsimile and U.S. Mail
Mail Stop 6010

May 1, 2008

Edward Stiften
Executive Vice President and Chief
Financial Officer
Express Scripts, Inc.
One Express Way
St. Louis, MO 63121

      Re: Express Scripts, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              File No. 000-20199

Dear Mr. Stiften

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Self-Insurance Reserves - Factors Affecting Estimate

1. Please revise your disclosure to quantify the changes in your self-insurance reserve estimate during each period presented in the filing.

Other Accounting Policies

2. We noted that you make estimates for discounts, contractual allowances and product returns. In this regard, we believe that your disclosure related to estimates of items that reduce gross revenue could be improved as follows:

   a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
   b. Disclose the factors that you consider in estimating each accrual. To the extent that these factors are quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources.
   d. Provide a roll forward of each accrual for the periods presented showing the following:
      1. Beginning balance,
      2. Current estimate related to sales made in current period,
      3. Current estimate related to sales made in prior periods,
      4. Actual returns or credits in current period related to sales made in current period,
      5. Actual returns or credits in current period related to sales made in prior periods, and
      6. Ending balance.
   e. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, discounts and contractual allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

*   *   *

    Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our

Edward Stiften
Express Scripts, Inc.
May 1, 2008
Page 3

comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant